Exhibit 3.1

FIRST AMENDMENT

TO THE AMENDED AND RESTATED BYLAWS OF

DEVON ENERGY CORPORATION

This First Amendment to the Amended and Restated Bylaws of Devon Energy Corporation, dated as of June 6, 2012 (the “Bylaws”), which was adopted by the Board of Directors on September 11, 2013, amends the Bylaws as follows:

1. The first sentence of Section 8 of Article II of the Bylaws is hereby amended by deleting the clause “, other than the election of directors,”.

2. Section 1 of Article III of the Bylaws is hereby amended and restated as follows:

ARTICLE III

DIRECTORS

Section 1. Number and Election of Directors. Subject to the Certificate of Incorporation, the Board of Directors shall consist of not less than three nor more than 20 members, the exact number of which shall be fixed from time to time by the Board of Directors. Subject to the Certificate of Incorporation and except as provided in Section 2 of this Article III, at any meeting of stockholders in which the election of directors shall be considered (i) a nominee for director in an uncontested election shall be elected if the votes cast “for” such nominee’s election exceed the votes cast “withheld” in such nominee’s election and (ii) any nominee for director in a contested election shall be elected by a plurality of the votes cast. The directors shall be elected in the manner set forth in the Certificate of Incorporation, and as provided in the Delaware General Corporation Law. Any nominee for director who fails to receive the requisite vote in any uncontested election in accordance with this Section 1 shall, within 90 days from the date of the election, tender his or her written offer of resignation for consideration by the Governance Committee of the Board of Directors. The Governance Committee of the Board of Directors shall consider all of the relevant facts and circumstances and recommend to the Board of Directors the action to be taken with respect to such offer of resignation. For purposes of this Section, (i) a “contested election” shall mean an election in which the Secretary of the Corporation determines that the number of nominees as of the date that is seven days prior to the date that the Corporation first mails to stockholders the notice for the meeting at which directors are to be elected exceeds the number of directors to be elected at such meeting, and (ii) an “uncontested election” shall mean any election that is not a “contested election.”

Each director shall serve for a term ending at the next following annual meeting of stockholders, and until his or her successor is duly elected and qualified, subject to such director’s earlier death, disqualification, resignation or removal. Any director may resign at any time upon written notice to the Corporation. Directors need not be stockholders.

3. As amended by the foregoing, the Bylaws shall remain in full force and effect.

DEVON ENERGY CORPORATION

By:	/s/ Carla D. Brockman
Carla D. Brockman
Vice President Corporate Governance
and Corporate Secretary

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